EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company				Predecessor Company
	Three Months Ended	Six Months Ended
	June 30,	June 30,	Year Ended	Year Ended	Year Ended	Year Ended
	2011	2011	December 31,	December 31,	December 26,	December 28,
	(unaudited)	(unaudited)	2010	2009	2008	2007
Pre-tax earnings (loss)(a)	$(2,971)	$(2,714)	$2,708	$6,455	$(45,438)	$(13,723)
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	2,468	4,904	9,935	12,341	29,641	51,683

Pre-tax earnings / (loss) before fixed charges	(503)	2,190	12,643	18,796	(15,797)	37,960

Fixed charges:
Interest	2,390	4,743	9,621	12,040	29,349	51,425
Other(b)	78	161	314	301	292	258

Total fixed charges	2,468	4,904	9,935	12,341	29,641	51,683

Preferred stock dividend requirements	-	-	140	141	4,356	401

Total combined fixed charges and preferred stock dividends	$2,468	$4,904	$10,075	$12,482	$33,997	$52,084

Ratio of earnings to fixed charges	*	*	1.27	1.52	*	*
Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	1.25	1.51	*	*

On January 1, 2009, Merrill Lynch (the “Predecessor Company”) was acquired by Bank of America through the merger of a wholly-owned subsidiary of Bank of America with and into ML & Co. with ML & Co. (the “Successor Company”) continuing as the surviving corporation and a wholly-owned subsidiary of Bank of America. The Predecessor Company and Successor Company periods have been separated by a vertical line above to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting.

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for the three and six months ended June 30, 2011 and for the years ended 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges for the three and six months ended June 30, 2011 and for the years ended 2008 and 2007 were $2,971 million, $2,714 million, $45,438 million and $13,723 million, respectively.
The coverage deficiencies for total fixed charges and preferred stock dividends for the three and six months ended June 30, 2011 and years ended 2008 and 2007 were $2,971 million, $2,714 million, $49,794 million and $14,124 million, respectively.